EXHIBIT 99.1
Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	July 22, 2014

Seabridge Gold Closes $13.8 Million Flow-Through Financing

Seabridge Gold Inc. (TSX:SEA)(NYSE:SA) (the "Company") announced today that it has closed its previously announced $13.8 million bought deal financing (the “Offering”) consisting of 1.15 million flow-through common shares at a price of $12.00 per flow-through common share (a 23.5% premium to the closing price on the TSX the day the financing was announced). Gross proceeds include exercise of the 15% over-allotment greenshoe. The financing was arranged by a syndicate of underwriters, led by Canaccord Genuity Corp. and including National Bank Financial Inc. Canaccord Genuity Corp. and Cowen and Company, LLC acted as financial advisors to the Company on this transaction.

The gross proceeds from the Offering will be used to fund an increased exploration program at the Company's 100% owned KSM Project in northwestern British Columbia.

Seabridge Chairman and CEO Rudi Fronk noted that, “This financing enables us to commit the necessary resources for an expanded 2014 program at KSM. We have been refining the targeting data obtained from the geophysical surveys completed this spring. This work has helped us to establish additional high-priority opportunities that we would like to test this year if possible. This financing will enable us to increase the number of rigs in the program.”

“As with all our exploration spending, we expect to generate additional gold and copper resources which will more than offset the share dilution involved. Growing gold ownership per share continues to be a key objective for Seabridge," Fronk stated.

The Offering was made by way of private placement in Canada and the shares are subject to a four month hold period expiring on November 23, 2014.

Seabridge holds a 100% interest in several North American gold resource projects. The Company's principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of Seabridge's mineral reserves and resources by project and category please visit the Company's website at http://www.seabridgegold.net/resources.php.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless an exemption from such registration is available.

Neither the Toronto Stock Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

All reserve and resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned exploration work at the Company's projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur, including in relation to whether resources will be increased and such increase will more than offset dilution. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company's projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company's December 31, 2013 Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) and the Company's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml).

                         ON BEHALF OF THE BOARD

"Rudi Fronk"
Chairman and C.E.O.

    For further information please contact:
    Rudi P. Fronk, Chairman and C.E.O.
    Tel: (416) 367-9292   •  Fax: (416) 367-2711
    Email:  info@seabridgegold.net